Teva Names Erez Vigodman as President and CEO

•	Brings global leadership and business transformation experience

•	Provides strong strategic expertise across multiple industries and deep insight into global market dynamics

Jerusalem, January 9, 2014 – Teva Pharmaceutical Industries Ltd (NYSE: TEVA) today announced that Erez Vigodman, 54, has been appointed President and Chief Executive Officer, effective February 11, 2014. Mr. Vigodman will succeed acting President and CEO Eyal Desheh, who will return to his previous position as Group EVP and Chief Financial Officer of the company.

Dr. Phillip Frost, Chairman of the Board of Directors, said, “I would like to welcome Erez to his new position as the CEO of Teva. As a member of the Teva Board since 2009, Erez has a deep understanding of the company and the industry in which it operates, putting him in a strong position to hit the ground running and deliver value for shareholders. I would like to thank Eyal for leading the company through an important time and maintaining focus on the execution of our strategy. I would also like to thank all the members of the Board of Directors who have diligently given of their time in this intensive selection process.”

Mr. Vigodman is currently President and Chief Executive Officer of Makhteshim Agan Industries (MAI), the world’s leading generic agrochemical company. He will retain that position until February 6.

“It is a great honor for me to be named President and CEO of Teva, a pioneer in the healthcare industry,” said Mr. Vigodman. “I am excited to work with the management team and Teva’s employees to build on the great traditions of the company to solidify our global leadership and fully tap the company’s great potential to deliver medicines and solutions to patients all over the world. I understand the challenges facing Teva and I am confident that, together with the management team, we can address these challenges and deliver on our commitment to creating value for our shareholders by expanding Teva’s businesses and delivering long-term growth.”

Amir Elstein, Vice Chairman of Teva’s Board and head of the special committee leading the CEO search, said, “Erez is the right person to lead Teva. We evaluated a comprehensive list of internal and external candidates as part of our rigorous search and Board process, engaging the international search firm Egon Zehnder. Erez stood out due to his impressive track record in transforming global and complex corporations and delivering breakthrough results. He is a change agent with an impressive strategic mindset and a proven ability to execute restructuring programs, build organizational momentum, expand successfully in emerging markets, and work with the capital markets. We are extremely pleased with his appointment.”

Mr. Vigodman has led MAI since 2010. In that time, he returned MAI to profitability by improving day-to-day operations and investing in areas that would drive organic growth. From 2009 to 2012, MAI saw sales grow by CAGR of 9%, operating income by 33%, and net income by 55%. The improvement trends continued in the first three quarters of 2013.

Mr. Vigodman transformed the MAI business through a comprehensive strategic plan that included bold moves and outstanding growth in key markets, significant operational efficiencies, improvement to its product portfolio and a major leap in R&D infrastructure. He led the expansion of MAI into emerging markets across Asia and Latin America, and engineered a reverse merger with ChemChina, giving MAI access to the Chinese market and laying the foundation for comprehensive operational platforms in China.

Prior to MAI, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group, a global food and beverages company. In that position, he transformed Strauss into a global player, with an orientation toward the emerging markets and Brazil in particular. At Strauss, he led collaborations with leading global companies such as Danone and PepsiCo. During his tenure, Strauss more than doubled its sales from NIS 2.9 billion in 2002 to NIS 6.2 billion in 2008.

Mr. Vigodman, who is Israeli, received his B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. He is a member of the Advisory Committee to the Israel National Economic Council, and served on the Advisory Board to the Governor of the Bank of Israel between 2005-2009.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: uncertainties relating to the transition to a new President & Chief Executive Officer, our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices ,particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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